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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

   O'Gorman             David                   J.
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   (Last)               (First)                 (Middle)

   175 East Delaware Place Apt. 4722
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                                    (Street)

   Chicago              Illinois                60611
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol


   Organic Food Products, Inc. (OFPI)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   September 1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


                             Chief Financial Officer
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7.  Individual or Joint/Group filing (Check Applicable Line)

    [ X ]   Form filed by One Reporting Person
    [   ]   Form filed by More Than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                           09/10/98       P              222,222      A     $2.25     222,222        I         (1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:

(1)  As previously reported on the statement for June 1998,  consideration for 200,000  shares was paid on June 8,  1998.  No shares  were  issued at that time, but were to be issued to Global Natural  Acquisitions,  L.L.C.,  (the "LLC"), a limited liability company which had yet to be formed, and which was subsequently organized as an Illinois  limited  liability  company pursuant to Articles of Organization  filed with the Illinois  Secretary of State on July 13, 1998. David J. O'Gorman will be a member of the LLC and will share investment control over the LLC's portfolio securities.

     Prior to the issuance of any shares, and pursuant to the terms of a management agreement the purchase price for such shares was adjusted from $2.50 per share to $2.25 per share, increasing the number of shares to be acquired from 200,000 to 222,222.
     The 222,222 shares were issued on September 10, 1998 to Global  Natural  Brands, Ltd., an Illinois corporation and an affiliate of the LLC. David J. O'Gorman will be a shareholder, officer and director of Global Natural Brands, Ltd. and will share investment control over the company's portfolio securities. It is anticipated that all 222,222 shares will be transferred to the LLC in the near future.


          /s/ David J. O'Gorman                              October 8, 1998
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.